Exhibit 12.1

Regency Energy Partners LP

Ratio of Earnings to Fixed Charges

(in thousands, except for ratio amounts)

(Unaudited)

	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006	Year Ended December 31, 2005
Earnings:
Pre-tax income (loss) from continuing operations	$139,394	$101,062	$(12,600)	$(7,244)	$(11,592)
Add:
Interest expense	77,996	63,243	52,016	37,182	17,880
Portion of rent under long-term operating leases representative of an interest factor	1,182	677	477	574	477
Amortization of capitalized interest	411	279	186	131	—
Less:
Noncash income from unconsolidated subsidiary	—	—	(43)	(532)	(312)

Total earnings available for fixed charges	$218,983	$165,261	$40,036	$30,111	$6,453

Fixed Charges:
Interest expense	77,996	63,243	52,016	37,182	17,880
Portion of rent under long-term operating leases representative of an interest factor	1,182	677	477	574	477
Capitalized interest	1,722	2,409	1,754	511	2,613

Total fixed charges	$80,900	$66,329	$54,247	$38,267	$20,970

Ratio of earnings to fixed charges (x times) (1)	2.71	2.49	—	—	—
(1) Earnings were insufficient to cover fixed charges by:	$—	$—	$14,211	$8,156	$14,517